Exhibit 99.2

Management’s Discussion and Analysis

For the three and six months ended June 30, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
SECOND QUARTER HIGHLIGHTS	3
GROWTH STRATEGY	4
SUMMARIZED FINANCIAL AND OPERATING RESULTS	5
REVIEW OF SECOND QUARTER FINANCIAL RESULTS	6
REVIEW OF SIX MONTH FINANCIAL RESULTS	6
RESULTS OF OPERATIONS	7
OPERATIONAL REVIEW – OCAMPO MINE	8
OPERATIONAL REVIEW – EL CUBO MINE	15
CONSOLIDATED EXPENSES	16
CONSOLIDATED OTHER INCOME / (EXPENSE)	16
CONSOLIDATED INCOME TAX EXPENSE	17
FINANCIAL CONDITION	17
IMPACT OF KEY ECONOMIC TRENDS	17
LIQUIDITY AND CAPITAL RESOURCES	18
CONTRACTUAL OBLIGATIONS	20
OUTSTANDING SHARE DATA	20
OFF-BALANCE SHEET ARRANGEMENTS	20
FINANCIAL INSTRUMENTS AND HEDGING	20
TRANSACTIONS WITH RELATED PARTIES	21
NON-GAAP MEASURES	21
RISKS AND UNCERTAINTIES	22
CHANGES IN ACCOUNTING POLICIES	25
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS	25
SUBSEQUENT EVENT	26
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	26
CONTROLS AND PROCEDURES	28
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	30
CAUTIONARY NOTE TO U.S. INVESTORS	31
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	31

2

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated August 13, 2009, relates to the financial condition and results of operations of Gammon Gold Inc. (“the Company”) together with its wholly owned subsidiaries, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2008, the unaudited interim financial statements for the period ended June 30, 2009, and notes thereto. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document. The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

OVERVIEW OF THE BUSINESS

Gammon Gold Inc. is a publicly traded gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties. The Company owns and operates two producing mines in Mexico, the Ocampo mine in Chihuahua State, and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State, Mexico. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM) and the New York Stock Exchange (NYSE: GRS). Further details on Gammon Gold Inc. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.gammongold.com.

SECOND QUARTER HIGHLIGHTS

  For the seventh consecutive quarter, the Company generated positive cash flow from operations of $13.7 million for the three months ended June 30, 2009.

  The Company ended the quarter with cash of $22.0 million, an $18.7 million increase in cash on hand since December 31, 2008. As a result, net debt, which represents long-term debt and capital leases less cash, improved in the first half of 2009 by $13.7 million from $35.2 million at December 31, 2008 to $21.5 million at June 30, 2009.

  The Company produced 31,115 gold ounces and 1,083,471 silver ounces, or 47,123 gold equivalent ounces during the quarter. In Q2 2008, the Company produced 43,465 gold ounces, 1,445,887 silver ounces, or 71,154 gold equivalent ounces. The second quarter decline in gold and silver production was largely due to the seven week labour disruption at the Company’s El Cubo mine and lower than planned underground production at the Ocampo mine.

  Second quarter cash costs per gold equivalent ounce(1) were $453, representing a 10% improvement over Q2 2008 cash costs per gold equivalent ounce of $501. Using the Company’s long-term gold equivalency rate of 55:1, cash costs per gold equivalent ounce in Q2 would have equalled $420, compared to $511 per gold equivalent ounce in the second quarter of 2008, representing a 18% improvement quarter-over-quarter.

  During the second quarter the Company successfully renegotiated the amendment of its credit facility and received a waiver of first quarter covenant violations, thereby restoring access to the undrawn portion of the $50 million facility.

OPERATIONAL HIGHLIGHTS

The Company successfully concluded the seven week strike action at the El Cubo mine on June 15th, 2009. The revised collective agreement includes a seven-day continuous work schedule, consistent with normal mining practices in Mexico. This new work schedule is expected to positively impact productivity in future quarters.

The Company announced during the quarter that it has obtained Presidential approval for the absolute freehold title acquisition of its 4,275 hectares Ocampo land package and has subsequently become the first gold mining Company headquartered outside of Mexico to own exclusive land rights and titles for the property used in its operations.

Over the past 18 months, management has been progressing through an aggressive self-funded capital expansion program at the Ocampo mine, which is now substantially complete. The Company will begin realizing the benefits of these expansion projects going forward.

On July 15th, 2009 the Ocampo mine was fully connected to 20 megawatts of grid power, and as a result, the entire mine is now connected to the Mexico national electricity grid. Previously, diesel generators were the primary source of power. This lower cost and more reliable electricity source is expected to result in reduced cash costs per gold equivalent ounce going forward.

From June 18th to July 4th, operations at the Ocampo heap leach processing facility were suspended to accommodate the conversion to a more cost effective overland conveyer stacking system. This system eliminates the need for grasshopper conveyers located on the front face of the leach pad and results in a 10 million tonne increase in heap leach pad capacity. This additional capacity will allow the Company to further defer the capital costs associated with the Phase III heap leach expansion to 2011 and to restore daily stacking rates to between 10-12,000 TPD by early August 2009.

The Company is currently commissioning the Phase III mill expansion at Ocampo that when complete, will increase mill capacity to between 3,300 to 3,400 tonnes per day. The 3-phased mill expansion has effectively more than doubled the original nameplate capacity of 1,500 tonnes per day at a capital cost of $4.7 million.

The 2009 exploration program at Ocampo is on target, and many of the positive drill results have been released.

3

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has revised its 2009 guidance to annual production of 235,000 to 265,000 gold equivalent ounces, at cash costs per gold equivalent ounce of $410 to $450. 2010 guidance remains consistent with the Company’s three-year consolidated outlook, at production of 355,000 to 385,000 gold equivalent ounces at cash costs per gold equivalent ounce of $315 to $350.

(1)

The Company has included non-GAAP performance measures, cash cost per gold equivalent ounce and net free cash flow, throughout this document. For further information, see the Non-GAAP Measures section on page 21.

GROWTH STRATEGY

Gammon Gold Inc. is committed to responsibly operating and organically growing a precious metals company while balancing the needs of its stakeholders. The Company’s growth strategy is to increase its production profile organically, reduce cash costs and increase its reserve base through a number of initiatives as follows:

  Realizing expansion opportunities at the Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine;

  Realizing potential expansion opportunities at Ocampo beyond the 2009 capital expansion program, as indicated by engineering studies;

  The continuation of the Company’s exploration program which is designed to increase resources, convert resources in 2009 and increase the production profile; and

  Actively pursuing selective accretive acquisitions.

These growth initiatives are expected to be supported by the significant improvement in the Company’s cash flow performance that, together with the Company’s working capital position, should be sufficient to fund the Company’s anticipated working capital requirements, growth plans and debt repayments in 2009.

4

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		QUARTER ENDED		QUARTER ENDED		SIX MONTHS ENDED		SIX MONTHS ENDED
		JUNE 30, 2009		JUNE 30, 2008		JUNE 30, 2009		JUNE 30, 2008
				(RESTATED)(4)				(RESTATED)(4)
Gold ounces sold		30,461		44,273		64,896		75,728
Silver ounces sold		1,116,067		1,484,763		2,387,821		2,733,357
Gold equivalent ounces sold(1)		47,081		72,694		99,086		127,793
Gold equivalency rate		67		52		69		52
Gold ounces produced		31,115		43,465		67,944		76,564
Silver ounces produced		1,083,471		1,445,887		2,434,771		2,756,858
Gold equivalent ounces produced(1)		47,123		71,154		102,603		129,100
Revenue from mining operations		$43,326		$64,550		$90,675		$115,918
Production costs, excluding amortization and depletion		$22,451		$35,998		$45,546		$60,690
Net (loss) / earnings		$(7,573)		$4,848		$($4,700)		$11,892
Net (loss) / earnings per share		$(0.06)		$0.04		$(0.04)		$0.10
Net (loss) / earnings per share, diluted		$(0.06)		$0.04		$(0.04)		$0.10
Cash flows from operations		$13,715		$24,342		$32,746		$38,897
Net free cash flow(2)		$(6,922)		$4,299		$(3,005)		$5,891
Total cash		$21,951		$8,215		$21,951		$8,215
Total assets		$834,682		$792,140		$834,682		$792,140
Total long-term financial liabilities		$9,969		$6,318		$9,969		$6,318
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs per gold equivalent ounce(2)		$453		$501		$454		$481
Total cash costs per gold ounce(2)		$198		$238		$210		$178
Average realized gold price per ounce		$920		$897		$913		$905
Average realized silver price per ounce		$13.71		$17.44		$13.13		$17.55
Gold equivalent ounces sold (55:1)(3)		50,753		71,269		108,311		125,425
Gold equivalent ounces produced (55:1)(3)		50,814		69,754		112,213		126,689
Total cash costs per gold equivalent ounce (55:1)(3)		$420		$511		$415		$515
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 21.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)

During the preparation of the June 30, 2009 interim financial statements, the Company determined that certain items in the March 31, 2008, June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009 consolidated financial statements had been incorrectly translated into the Company’s functional currency, the United States dollar. In the Company’s Mexican operations, inventory is initially recorded in Mexican pesos. When translating these balances to the US dollar, the Company used the current exchange rate instead of the rate in effect when the costs were incurred. The impact of this adjustment was to increase inventory, increase production costs, reduce amortization and depletion and increase foreign exchange gains. There was no income tax effect as a result of these adjustments. There was no material impact of these changes on the opening deficit or accumulated other comprehensive income or on amounts reported prior to 2008.

In addition, the Company determined that upon initial adoption of Section 3031, Inventories, on January 1, 2008, a reversal should have been recorded for previously recognized net realizable value adjustments. Section 3031, Inventories, requires that when the net realizable value of inventory increases, previously recorded adjustments to reduce inventory to its net realizable value are reversed. On implementation of this section on January 1, 2008 the Company did not identify that there were previous net realizable value adjustments that were required to be reversed.

As a result, the Company incorrectly presented the consolidated balance sheet as at each of quarters described above, and the consolidated statements of operations and comprehensive income / (loss), cash flows and shareholders’ equity for each period then ended. Further information on these adjustments and a reconciliation of amounts previously reported is contained in the notes to the restated consolidated financial statements for the applicable period.

5

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF SECOND QUARTER FINANCIAL RESULTS

During the second quarter of 2009, the Company sold 30,461 gold ounces and 1,116,067 silver ounces, or 47,081 gold equivalent ounces, compared to sales of 44,273 gold ounces and 1,484,763 silver ounces, or 72,694 gold equivalent ounces, in 2008. Gold equivalent ounces sold, using the Company’s long-term gold equivalency ratio of 55:1, were 50,753 ounces in the second quarter of 2009, which represents a decrease of 29% over sales of 71,269 gold equivalent ounces in the same period of the prior year. Second quarter revenues decreased by 33% to $43.3 million, compared to Q2 2008 revenues of $64.6 million. This $21.3 million decline in revenue was due to decreased gold and silver production and the 20% decrease in the average realized price of silver.

Consolidated net losses were $7.6 million in the second quarter of 2009, a $12.4 million decline over the Company’s consolidated net earnings of $4.8 million in the second quarter of 2008. This decrease in earnings is primarily due to the $21.3 million reduction in revenue mentioned previously, offset by decreased production costs of $13.5 million, and a foreign exchange loss of $7.0 million during the quarter, compared with a foreign exchange loss of $2.0 million in the same quarter last year. The Company has monetary liabilities denominated in Mexican pesos and Canadian dollars that are then translated into United States dollars. The foreign exchange loss recognized in the second quarter resulted from the strengthening of the Mexican peso and Canadian dollar versus the US dollar.

Total cash costs per gold equivalent ounce for the second quarter of $453 represented a 10% improvement over cash costs per gold equivalent ounce of $501 in the same period in 2008. Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $420 in Q2 2009 compared to $511 in Q2 2008, representing a 18% improvement over the prior year. This improvement in cash costs per gold equivalent ounce was largely due to the positive effects of the devaluation of the Mexican peso.

The Company reported cash flow from operations during the second quarter of $13.7 million, a decrease of $10.6 million, or 44%, over the prior year result of $24.3 million. This decline in operating cash flow resulted from a 29% decline in metal production and 20% decline in silver prices, combined with greater cash payments when compared to the prior quarter, related to the timing of amounts payable by the Company.

REVIEW OF SIX MONTH FINANCIAL RESULTS

During the first half of 2009 the Company sold 99,086 gold equivalent ounces, which represents a decline of 22% over the same period of the prior year. Total year-to-date revenues have declined to $90.7 million, compared to year-to-date revenues in 2008 of $115.9 million. This $25.2 million decline is due to a 23% weakening in the price of silver combined with the decrease in sales of gold and silver ounces.

Consolidated net losses were $4.7 million in the first six months of 2009, representing a 136% decline over the Company’s consolidated net earnings of $11.9 million in the first half of 2008. This decline was due to the $25.2 million reduction in revenue mentioned previously, $2.0 million in costs related to the labour disruption at El Cubo, and a $2.0 million increase in foreign exchange losses, partially offset by lower production costs per gold equivalent ounce in the first half of 2009.

The Company produced 102,603 gold equivalent ounces in the first half of 2009, representing a 21% decline over 2008 production during the same period of 129,100 gold equivalent ounces. Total cash costs per gold equivalent ounce for the six months ended June 30, 2009 decreased 10% to $454 compared to $481 per gold equivalent ounce in the same period in 2008. This reduction in cash costs per gold equivalent ounce is as a result of decreased production costs, largely due to the devaluation of the Mexican peso.

6

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
THREE MONTHS ENDED JUNE 30	2009	2008	2009	2008	2009	2008
		(RESTATED)(4)		(RESTATED)(4)
Gold ounces sold	28,310	33,523	2,151	10,750	-	-
Silver ounces sold	1,023,511	1,017,500	92,556	467,263	-	-
Gold equivalent ounces sold(1)	43,616	52,988	3,465	19,706	-	-
Gold ounces produced	28,035	32,946	3,080	10,519	-	-
Silver ounces produced	976,143	987,547	107,328	458,340	-	-
Gold equivalent ounces produced(1)	42,495	51,849	4,628	19,305	-	-
Revenue from mining operations	$40,252	$47,340	$3,074	$17,210	-	-
Production costs	$18,008	$23,937	$4,443	$12,061	-	-
Refining costs	$670	$297	$124	$122	-	-
Earnings / (loss) before other items	$11,729	$12,665	$(4,203)	$776	$(4,104)	$(3,715)
Total cash costs per gold equivalent ounce(2)	$428	$457	$768	$618	-	-
Total cash costs per gold ounce(2)	$164	$194	$648	$375	-	-
Gold equivalent ounces sold (55:1)(3)	46,919	52,023	3,834	19,246	-	-
Gold equivalent ounces produced (55:1)(3)	45,782	50,901	5,031	18,852	-	-
Total cash costs per gold equivalent ounce (55:1)(3)	$398	$465	$694	$633	-	-
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 21.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)	See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
SIX MONTHS ENDED JUNE 30	2009	2008	2009	2008	2009	2008
		(RESTATED)(4)		(RESTATED)(4)
Gold ounces sold	54,136	55,050	10,760	20,678	-	-
Silver ounces sold	1,925,569	1,813,960	462,252	919,397	-	-
Gold equivalent ounces sold(1)	81,901	89,555	17,185	38,238	-	-
Gold ounces produced	56,391	55,725	11,553	20,839	-	-
Silver ounces produced	1,965,181	1,831,009	469,590	925,849	-	-
Gold equivalent ounces produced(1)	84,492	90,561	18,111	38,539	-	-
Revenue from mining operations	$75,258	$81,312	$15,417	$34,606	-	-
Production costs	$34,082	$38,599	$11,464	$22,091	-	-
Refining costs	$1,045	$521	$312	$272	-	-
Earnings / (loss) before other items	$22,391	$26,106	$(2,571)	$3,666	$(11,812)	$(7,716)
Total cash costs per gold equivalent ounce(2)	$429	$437	$574	$585	-	-
Total cash costs per gold ounce(2)	$179	$132	$366	$301	-	-
Gold equivalent ounces sold (55:1)(3)	89,146	88,031	19,165	37,394	-	-
Gold equivalent ounces produced (55:1)(3)	92,120	89,016	20,091	37,673	-	-
Total cash costs per gold equivalent ounce (55:1)(3)	$382	$439	$515	$591	-	-
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 21.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)	See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

7

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – OCAMPO MINE

The Ocampo mine, which was commissioned in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently the largest operating gold / silver mine in the state. The mine is comprised of both an open pit and an underground mine, with milling and heap leach processing facilities.

The Phase II Ocampo mill expansion was fully commissioned in early March 2009. To date, the ramp-up has been successful with the mill achieving an average of 2,924 TPD during the second quarter of 2009. The Phase III mill expansion, which will increase mill capacity to 3,300 – 3,400 TPD, remains on target for commissioning early in the third quarter of this year. To date, the gravity circuit equipment, cyclones and screens have been installed. Vendor representatives and consultants were on-site in July to optimize the gravity circuit and new cyclone configuration.

OCAMPO OPEN PIT MINE
	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2009	JUNE 30, 2008
Total tonnes mined	7,985,395	7,629,092
Total tonnes mined per day	87,752	83,836
Tonnes of ore mined	685,865	898,384
Capitalized stripping and other tonnes	5,887,944	1,836,074
Operating stripping ratio	2.05:1	5.76:1
Average grade of gold(1)	1.30	0.93
Average grade of silver(1)	57	29
Average grade of gold equivalent(1)	2.15	1.48
Tonnes of mineralized waste in quarter	403,069	-
Average grade of gold(1)	0.27	-
Average grade of silver(1)	12	-
Average grade of gold equivalent(1)	0.44	-
Total tonnes ore mined and mineralized waste	1,088,756	898,384
Average grade of gold(1)	0.92	0.93
Average grade of silver(1)	41	29
Average grade of gold equivalent(1)	1.53	1.48
Tonnes stockpiled ahead of the heap leach	77,756	144,912
Average grade of gold(1)	1.04	0.48
Average grade of silver(1)	59	15
Average grade of gold equivalent(1)	1.21	0.77
Low grade tonnes stockpiled	239,520	-
Average grade of gold(1)	0.42	-
Average grade of silver(1)	18	-
Average grade of gold equivalent(1)	0.70	-
(1) Grams per tonne.

The Company mined 7,985,395 tonnes from the open pit in the second quarter, a 5% improvement over the tonnes mined in Q2 2008 and represents the best quarter ever at 87,752 TPD. Despite the rainy season, open pit mining rates in July continued to increase which has allowed the Company to accelerate the pre-stripping of the Picacho open pit thereby potentially releasing ore earlier than planned in 2009. The Company mined 685,865 tonnes of ore in Q2, representing a 24% reduction over the second quarter of 2008. This reduction in tonnes mined was budgeted by management and reflects 403,069 tonnes of low grade material being declared uneconomic due to metal price volatility. Had management processed this material, ore mined would have been 1,088,756 tonnes at 0.92 gold grams per tonne and 41 silver grams per tonne, in-line with 2008 year-end reserve grades.

8

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The designed flexibility in the open pit allowed the Company to respond to delayed underground production by re-sequencing the open pit mine to make up the deficit in underground mill tonnes mined. Average mined grades improved in the quarter with the increase in mill grade material from the open pit.

The Company continued its planned pre-stripping program during the quarter, with accelerated stripping activities at the Conico and Picacho pits of 3,876,724 tonnes and 817,899 tonnes respectively. Excluding capitalized stripping and other capitalized activity, mining from the open pit totaled approximately 2.1 million tonnes. The operating stripping ratio was reduced from 5.76:1 in Q2 2008 to 2.05:1 in Q2 2009 and is more in line with the remaining life of mine stripping ratio of less than 3:1.

OCAMPO UNDERGROUND MINE
	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2009	JUNE 30, 2008
Tonnes of ore mined	38,365	85,254
Tonnes of ore mined per day	422	937
Average grade of gold(1)	2.56	3.40
Average grade of silver(1)	137	175
Average grade of gold equivalent(1)	4.62	6.79
Metres developed	4,081	4,036
(1) Grams per tonne.

The Company mined 38,365 tonnes of underground ore in the second quarter of 2009, or 422 TPD, representing a 55% decrease over the same period of the prior year. The reconfiguration of the mine from cut and fill stoping to longhole stoping negatively impacted second quarter production, as significant advance lateral and raise development was necessary to prepare the required number of longhole stopes for production. Underground lateral development productivities have improved by 105%, or 6,707 metres year to date to ensure that stope preparation is well ahead of planned stoping. Eight longhole stopes have been in production since mid-July and seven more will be brought into production in the next month. A full year stoping plan has been developed so that the Company can focus on opening up stoping areas in a consistent and logical manner. This plan indicates that the planned stoping rate of 1,500 TPD will be delayed two months and can be achieved later in the year or by early 2010.

Due to the success of the open pit re-phasing, additional high grade open pit ore was sequenced and directed to the mill facility during the second quarter, which allowed the Company to dedicate more time to training in the underground. The benefit in the appointment of expatriate trainers is most evident in the advances made in the development productivity utilizing the mine’s four jumbos, and in the steady increase in longhole drilling metres. The Company now has crews fully trained to independently operate the existing longhole rigs, and is now undertaking training of additional operators to man the two longhole rigs that are currently on order and due for delivery in the third quarter of 2009. In addition, production engineers have been assigned to interface between operations and planning personnel, to improve the coordination of underground teams.

Additional highlights of the underground operation include:

  17 headings available for jumbo development and a further 17 for jackleg headings,
  Over 2,900 metres of air and water pipes replaced,
  A drilled inventory of 17,000 tonnes ready to blast, and
  Over 100 new miners recruited.

9

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO MILL CIRCUIT
	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2009	JUNE 30, 2008
Tonnes from the underground	37,720	85,900
Average grade of gold processed(1)	2.50	3.43
Average grade of silver processed(1)	136	179
Gold equivalent grade processed(1)	4.52	6.86
Tonnes from the open pit	228,320	74,279
Average grade of gold processed(1)	2.53	3.28
Average grade of silver processed(1)	104	93
Gold equivalent grade processed(1)	4.08	5.09
Total tonnes of ore processed	266,040	160,179
Total tonnes of ore processed per day	2,924	1,760
Average grade of gold processed(1)	2.53	3.36
Average grade of silver processed(1)	109	139
Gold equivalent grade processed(1)	4.14	6.04
Gold ounces produced	20,085	16,251
Silver ounces produced	700,527	612,924
Gold equivalent ounces produced	30,484	27,987
(1) Grams per tonne.

The Ocampo Mill Circuit processed a record 266,040 tonnes during the second quarter at an average rate of 2,924 TPD, which was an increase of 66% over Q2 2008 and 129% over the average 2007 processing rate of 1,277 TPD. This daily average processing rate represents the Company’s best ever quarterly result, and reflects the commissioning of the Phase I 2,400 – 2,600 TPD mill expansion in November 2008, and the Phase II commissioning in early March 2009. A Knelson gravity concentrator and an Acacia inline leaching reactor have been installed and commissioned, and various gravity circuit optimization procedures were conducted during the month of July. This third phase expansion consisting of the gravity circuit along with additional cyclones, screens and crushing equipment is expected to increase mill capacity to 3,300 – 3,400 TPD and will be completed in the third quarter. Mill availability improved to 92%, consistent with the 2008 average of 91%.

On July 15th, 2009 the Company gained access to 20 megawatts of grid power, which is a more reliable and cost effective source of power than the diesel generators previously used. The diesel generators will remain on site to serve as an emergency back-up source of power, and are capable of meeting 100% of the site’s power requirements. In the coming weeks, the Company has planned a one-day shut-down to accommodate the connection of the Pinos Altos property owned by Agnico-Eagle, the Company’s joint venture partner in the power line project, after which the project will be complete. The lower cost grid power is expected to result in a reduction of cash costs per gold equivalent ounce of $20 to $25 going forward.

Mill grades decreased to 4.14 gold equivalent grams per tonne in Q2 2009 from 6.04 in the same period in 2008. This decline is largely as a result of the unfavourable gold equivalency rate experienced since Q3 2008, and the increase in open pit tonnes, which typically grade lower than underground ore tonnes, that were sent to the mill for processing to compensate for the shortfall in underground production tonnage.

10

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO CRUSHING & HEAP LEACH CIRCUIT
	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2009	JUNE 30, 2008
Open pit ore placed on the heap leach pad	360,781	791,680
Underground mine tonnes placed on heap leach pad	6,558	-
Total tonnes of ore processed	367,340	791,680
Total tonnes of ore processed per day	4,037	8,700
Average grade of gold processed(1)	0.69	0.71
Average grade of silver processed(1)	33	24
Gold equivalent grade processed(1)	1.18	1.17
Gold ounces produced	7,951	16,695
Silver ounces produced	275,617	374,623
Gold equivalent ounces produced	12,011	23,862
(1) Grams per tonne.

During Q2 2009, the Company placed 367,340 tonnes on the heap leach pad, for an average of 4,037 TPD, representing a 54% decrease compared to Q2 2008 average daily processing rates. This reduction in processed tonnes, which had been budgeted to stack at an average rate of 5,000 TPD, resulted from thirteen days of downtime experienced at the end of the quarter to upgrade the heap leach conveying system whereby the Company converted to a stacking system that utilizes a new overland conveyer. This system, which was commissioned on July 4th, 2009, eliminates the need for the grasshopper conveyers located on the front face of the leach pad and results in a 10 million tonne increase in heap leach pad capacity. This additional capacity will allow the Company to defer the capital costs associated with the Phase III heap leach expansion to late 2010 - 2011 and to restore daily stacking rates to between 10,000 - 12,000 TPD by early August 2009.

As of the end of the quarter, the Company had 77,156 tonnes of ore, grading 1.04 gold grams per tonne and 58 silver grams per tonne, stockpiled ahead of the heap leach pad to minimize the impact of any open pit production issues. Due to metal price volatility, a decision was made in the third quarter of 2008 to defer low grade ore for processing at a later date, and as a result, at June 30th the Company had also stockpiled 239,520 tonnes with a gold grade of 0.42 grams per tonne and a silver grade of 18 grams per tonne. During the quarter, as a result of the additional capacity and planned increase in daily stacking rates, this material was reclassified from long-term to current ore inventory.

OCAMPO CASH COSTS

The Company saw a reduced cash cost per gold equivalent ounce result at the Ocampo mine in the second quarter of 2009, as cash costs of $428 per gold equivalent ounce were achieved, compared to the 2008 second quarter cash cost result of $457. This 6% favorable change over the prior year quarter was partially driven by productivity improvements, such as higher daily mill tonnage, second quarter cost reductions, and the weakened Mexican peso.

The improved cash cost result was offset by the unfavorable change in the gold equivalency rate in the second quarter of 2009 as compared to the same period in 2008. The gold equivalency rate increased significantly in the latter half of 2008 as result of the devaluation of the price of silver compared to the price of gold, resulting in a silver-to-gold ratio of 67:1 in Q2 2009 versus 52:1 in Q2 2008. This unfavorable gold equivalency rate reduces the Company’s gold equivalent ounces sold, and increases cash costs per gold equivalent ounce accordingly. Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $398 in Q2 2009 compared to $465 in Q2 2008, representing a 15% improvement quarter-over-quarter.

OCAMPO EXPLORATION

The Company continues to dedicate substantial resources to its exploration activities. The greatest amount of exploration investment in Q2 was dedicated to infill drilling in the open pits area of Ocampo targeting inferred resources, underground drilling on the down-dip extension of known ore shoots in the Northeast (NE) Underground mine, and surface exploration development targeting new deposits and the down-dip extensions of the open pit veins. Other exploration activities included further drilling at the Altagracia target area at Ocampo (east of the known deposits), and new geologic mapping, geochemistry, and targeting.

The Ocampo Mining district is at a key cross-road in its history. With the open pit mines now operating smoothly, and the underground mine under continuous improvement, the Company can now begin to expand exploration efforts beyond the known core of the district. 2008’s exploration efforts were designed to complete definition drilling on the known deposits, and to complete some step-out drilling as well, but future exploration will be designed to test new targets beyond the known deposits. Beginning in March of this year, a new initiative was put into place to cover the entire property with systematic high quality geologic mapping and geochemistry to develop new drill targets. This work is planned for completion in 2009, and is expected to lead to a firm commitment to a long-term drill program. To date, the work has identified more than 5 lineal kilometres of vein structures that are outward extensions of the core NE Underground mine that present new exploration potential. Most of these veins are open to expansion to the east underneath post-mineral cover rocks. The geologic mapping completed to date indicates that the Ocampo district appears to be slightly tilted to the NE, with the resulting implication that the favourable mineralized horizon (1,400 – 2,100 metre elevation) should be preserved eastward. Along with this work, detailed geology and compilation of historical work has defined more than 5 lineal kilometres of veining that has not been systematically explored to the NE and Southeast (SE) of the present underground production centre.

11

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

IN-MINE DRILLING

In 2009 the Company launched a drilling program that includes 52,000 metres of surface drilling, 44,000 metres of underground drilling, and 3,000 metres of underground development. The primary goals of the in-pit and near pit drilling are to convert inferred resources to measured and indicated resources within the existing resource pit limits, and to further define inferred material below and outside the existing resource pit, for potential underground targets. This program is structured with a three phase approach with drilling to proceed over a six month period. The first two phases, targeting inferred material within, and at the margins of the current resource pit comprises approximately 18,000 metres and is due to be completed by the end of July. The third phase of drilling targeting deeper inferred material will be completed by the end of the third quarter.

Utilizing two diamond drill rigs and two reverse circulation rigs during the second quarter, surface drilling accomplished 22,172 metres of drilling (10,273 metres core, 11,899 metres reverse circulation) in 119 holes. Year to date, 35,697 metres of in-pit surface drilling (13,839 metres core, 21,558 metres reverse circulation) in 203 holes been completed. During the second quarter, drilling was undertaken on the entire PGR trend, with the focus being Picacho on the south east of the trend and Estrella/Conico on the north west of the trend.

Significant intercepts drilled during the quarter include:
							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-677	PICACHO	45.0	52.5	7.5	3.20	39.45	3.92
including	PICACHO	45.0	48.0	3.0	6.6	48.2	7.48
OG-638	ESTRELLA	141.0	156.0	15.0	0.91	< 5.0	0.91
including	ESTRELLA	148.5	151.5	3.0	5.05	< 5.0	5.05
OG-675	PICACHO	18.0	19.5	1.5	3.93	135.0	6.38
OG-672	REFUGIO	214.5	225.0	10.5	0.59	49.71	1.50
OG-671	PICACHO	144.0	147.0	3.0	2.20	148.5	4.90
OG-664	PICACHO	156.0	160.5	4.5	6.21	392.0	13.34
OG-672	ESTRELLA	6.2	13.3	7.1	1.66	< 5.0	1.66
and	ESTRELLA	78.3	79.9	1.5	4.10	< 5.0	4.10
OG-668	PDG	241.5	246.0	4.5	0.92	68.67	2.17
OG-619	ESTRELLA	5.2	8.2	3.1	3.00	31.4	3.57
OG-632	ESTRELLA	45.0	46.5	1.5	3.90	45.0	4.72
OG-659	PICACHO	78.0	109.5	31.5	1.61	44.24	2.41
including	PICACHO	85.5	97.5	12.0	2.13	69.2	3.39
OG-659	PICACHO	189.0	190.5	1.5	7.80	336.4	13.92
OG-662	PICACHO	178.5	183.0	4.5	2.42	91.6	4.09
OG-663	PICACHO	25.5	30.0	4.5	2.92	22.36	3.33
OG-670	PICACHO	72.0	73.5	1.5	7.80	72.94	9.13
OG-527	SUERTE DE LUKAS	24.0	32.0	8.0	0.66	33.5	1.27
and	SUERTE DE LUKAS	47.0	53.0	6.0	1.23	32.0	1.82
OG-542	PICACHO	73.5	75.0	1.5	3.03	267.98	7.91
OG-604	PICACHO	163.5	168.0	4.5	6.04	82.7	7.55
OG-608	PICACHO	28.5	30.0	1.5	3.57	35.0	4.21
OG-585	CONICO	144.0	151.5	7.5	4.23	462.7	12.65
including	CONICO	147.0	148.5	1.5	16.87	1,885.6	51.5

Note: This exploration information has been reviewed by Qualified Person, Mr. Martin Dupuis. All sample analyses were performed in the Company’s Ocampo Mine lab, using standard fire assay procedures. True widths have not been calculated.

12

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During the quarter, three underground core drills were devoted to the drilling of the Balvanara, Aventurera, Belen, San Jose, and Santa Eduviges veins. 9,556 metres of drilling in 65 holes were completed during the quarter, and 19,332, metres of drilling in 112 holes have been completed year to date. At quarter end the expanded underground program was approximately 44 percent complete, with expected completion late in the 4th quarter, 2009. At the end of June a fourth underground drill was mobilized to help complete the Santa Eduviges program, at which time two drills will be re-located to the main underground mine. Underground exploration drifting continued to progress through the quarter with the intent of accessing additional drill stations to drill the remainder of 2009’s targets.

Significant surface intercepts to date include:
							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OU-578	STA. EDUVIGES	129.0	138.0	9.0	8.12	390.8	15.22
OU-530	BALVANERA	75.0	76.5	1.5	1.89	489.0	10.78
OU-513	ROSARIO	66.0	68.0	2.0	5.02	271.5	9.96
OU-510	ROSARIO	46.5	48.0	1.5	6.08	186.0	9.46
OU-515	ROSARIO	65.0	68.0	3.0	8.54	463.7	16.97
OU-532	BALVANERA	69.0	73.5	4.5	5.19	146.2	7.85
OU-471	BALVANERA	57.0	59.7	2.7	7.40	156.4	10.24
OU-472	SAN JUAN	114.9	116.1	1.2	5.21	382.0	12.16
OU-477	SAN JUAN	133.0	133.6	0.6	2.77	289.0	8.02
and	SAN JUAN	137.0	138.0	1.0	3.32	141.0	5.88
OU-503	ROSARIO	53.0	53.6	0.6	3.33	366.0	9.98
OU-505	ROSARIO	49.6	50.5	0.9	8.35	1,055.0	27.53

Note: This exploration information has been reviewed by Qualified Person, Mr. Martin Dupuis. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures. True widths have not been calculated.

SITE EXPLORATION

This quarter’s brownfields exploration program at Ocampo was focused on:

High-quality geologic mapping that was completed over most of the property, resulting in a new understanding of ore controls and development of a geologic model that has indicated that there is good reason to anticipate that the district is open to expansion eastward within the property.

A substantial surface geochemical survey that was completed during the quarter, with over 3,500 surface rock samples and a complete stream-sediment survey being completed. This work defined strongly anomalous gold-silver in numerous new potentially underground- and open pit-mineable exploration targets, and has provided impetus to test these targets with drilling.

Some of the more important exploration targets defined by the combined geology – geochemistry include:

The Las Molinas Target is a more than 300 metre long zone of sheeted veining with surface values in the range of 0.1 to multigram gold over widths of 20 to 60 metres on surface. This target was defined by new geologic mapping and surface rock-chip sampling in 2009. This zone occurs just northeast of the mill, forms a distinct ridge, and would be easy to develop if drilling is successful in defining an orebody. Four drill holes completed here in 2005 showed an average of 0.45 gold equivalent grams per tonne(55) over an average 29 metre length. New drill holes completed in the quarter have discovered numerous anomalously mineralized intercepts above present mining cut-offs for open pit, as well as some local high-grade mineralization similar to that found in the Picacho Open Pit (OG-751 with 3.0 metre length grading 9.84 gold grams per tonne and 119 silver grams per tonne, or 11.99 gold equivalent grams per tonne(55)).

The Los Monos Vein is a more than 1,500 metre long, northeast-striking epithermal vein exposed just to the northwest of the Northeast Underground mines. Widths vary from less than a metre to over 10 metres of sheeted and banded quartz veining. Surface values range up to 5.8 gold equivalent grams per tonne(55).

Surface sampling on the San Amado Vein showed numerous highly anomalous surface values ranging up to 25.77 gold equivalent grams per tonne(55).

ASTER satellite-alteration mapping combined with subsequent surface mapping and sampling identified an 800 by 30 metre anomaly south of the Plaza de Gallos - Refugio trend (the current open pit mining area) with an adularia - clay alteration signature similar to that of the open pits. This target is now referred to as Santa Librada, and subsequent surface samples have shown values as high as 28.86 gold equivalent grams per tonne(55). A 2,160 metre drill program has been designed to test the target later in the year.

13

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

  The Company had two conventional core rigs drilling since late May, and added a hand-portable core rig to access topographically- difficult sites in June. During the quarter the Company drilled 6,170 metres in the Brownfield Exploration program, focused on the Altagracia, Las Molinas, Belen, and Picacho Southeast Extension targets, bringing the 2009 Brownfield Exploration drilling total to 7,054 metres at the end of the quarter. The drilling was successful in discovering substantial gold-silver mineralization at Altagracia, Las Molinas, and the Picacho Southeast Extension. Significant drill intercepts include:
								GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	ELEVATION	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-596	ALTAGRACIA	88.5	98.5	7.0	1,794	1.46	4.0	1.53
OG-597	ALTAGRACIA	142.0	151.0	9.0	1,772	11.32	91.0	12.97
OG-598	ALTAGRACIA	127.0	132.0	5.0	1,786	1.17	28.0	1.68
OG-680	ALTAGRACIA	323.0	333.4	10.4	1,630	3.01	281.0	8.12
OG-690	PICACHO	18.0	24.0	6.0	1,793	3.13	284.0	8.29
OG-735	LAS MOLINAS	239.0	246.0	7.0	1,756	1.07	20.0	1.43
OG-749	LAS MOLINAS	71.0	79.0	8.0	1,963	0.73	50.0	1.64
OG-751	LAS MOLINAS	103.0	168.0	65.0	1,900	1.30	30.0	1.85
including	LAS MOLINAS	106.0	109.0	3.0	1,897	9.84	119.0	11.99

Note: This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All samples were performed by Chemex Laboratories), based in Vancouver, British Columbia using standard fire assay procedure, with the exception of drill hole OG-690 which was performed by the Ocampo Mine Lab using standard fire assay procedure. True thicknesses of vein structures are subject to substantial interpretation and are provided as a guide only.

For the remainder of the year the Company’s priorities for Ocampo Exploration are:

  Drilling an additional 2,820 metres on the Altagracia – Sta. Ines targets to offset the high-grade intercepts discovered to date, as well as test of other vein / geochemical targets.
  Drilling 3,790 metres of core on the San Amado Vein from surface.
  Drilling an additional 1,000 metres on the Las Molinas and Picacho southeast extension targets.
  Drilling of 2,160 metres of core on the new Sta. Librada target south of the Open Pits.
  Completion of a geochemical grid over a large zone of alunite-chalcedony alteration that was recognized in the geologic mapping program – approximately 1,000 samples.
14

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CUBO MINE

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a world class mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine which is owned by the Company, and the Las Torres Complex which is leased from Industrias Peñoles, S.A.B. de C.V.

EL CUBO UNDERGROUND AND MILLING OPERATIONS
	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2009	JUNE 30, 2008
Tonnes of ore mined	49,973	177,562
Tonnes of ore mined per day	549	1,951
Total tonnes of ore processed	48,467	183,039
Total tonnes of ore processed per day	533	2,011
Average grade of gold processed(1)	2.21	1.95
Average grade of silver processed(1)	79	88
Gold equivalent grade processed(1)	3.31	3.62
Gold ounces produced	3,080	10,519
Silver ounces produced	107,328	458,340
Gold equivalent ounces produced	4,628	19,305
(1) Grams per tonne

The Company mined 49,973 tonnes of ore at the El Cubo mine in the second quarter of 2009, a 72% decrease compared to Q2 2008. The steep decline in tonnes mined was as a result of the seven week union strike at El Cubo which commenced April 29th and formally ended on June 15th when the union workers accepted the Company’s proposal. The mine gradually recommenced operations on June 15th, with processing operations resuming on June 21st, and continues to ramp-up to normal operations. The seven day work week, which was adopted by the union for the first time since being acquired by the Company, was a key strategy for 2009 and is expected to positively impact productivity at the site over the coming quarters.

EL CUBO CASH COSTS

Cash costs per gold equivalent ounce at the El Cubo mine increased in the quarter as cash costs of $768 per gold equivalent ounce were achieved, compared to cash costs of $618 in the second quarter of 2008. El Cubo’s cash costs increased in the quarter due to the impact of the union strike on the mine’s operations. Second quarter cash costs were worsened by the unfavorable change in the gold equivalency rate in the second quarter of 2009 as compared to the same period in 2008. The gold equivalency rate increased significantly in the latter half of 2008 as result of the devaluation of the price of silver compared to the price of gold, resulting in a silver-to-gold ratio of 67:1 in Q2 2009 versus 52:1 in Q2 2008. This unfavorable gold equivalency rate reduces the Company’s gold equivalent ounces sold, and increases cash costs per gold equivalent ounce accordingly. Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $694 in Q2 2009 compared to $633 in Q2 2008, a 10% increase quarter-over-quarter.

EL CUBO EXPLORATION

Over the past five months the Company’s exploration department has renewed its efforts in the El Cubo mine and Guanajuato district. The work has resulted in the definition of seventeen new exploration target areas with a cumulative strikelength of over 12 kilometres that are presently being worked into an integrated drill plan for the later part of the year. A key result of extensive mapping and compilation of old mine maps was the recognition of a strong stratigraphic control to the mineralization. In the productive part of the district, veins hosted by the La Bufa rhyolite are commonly 20 to 30% ore as shown on longitudinal sections, whereas veins hosted by the underlying Guanajuato Conglomerate are commonly 50 to 65% ore. The work has delineated over 6 kilometres of these targets where outcropping on-strike extensions of past-productive veins are stratigraphically above these units, providing impetus to drill these veins down to these productive formations. The Company has approved a $1 million exploration program for the second half of 2009 at El Cubo to drive 600 metres of exploration drifts and drill 6,200 metres of core on four exploration targets that are immediate extensions of known production veins.

GUADALUPE Y CALVO EXPLORATION PROJECT

Follow-up on the panned-concentrate stream-sediment geochemistry discovered an outcropping vein system that was previously unrecognized that lies within the Company’s San Luis claim, northwest of the Guadalupe y Calvo resources ground. The vein is generally less than one-metre thick, but has some local showings up to 5 metres wide and is discontinuously exposed over a 1,500 metre length. The vein system strikes N50°W and dips 75° to the SW, similar to the Rosario Vein system, and is located some 5 kilometres northwest of the core property. Geologic mapping and sampling has been initiated.

15

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, a weakly silicified rhyolite dome was discovered northeast of the Lincoln ground on the San Luis claim in association with a strong panned concentrate gold anomaly. Subsequently, the Company ran a small soil and rock geochemical survey over a 600 by 400 metre area, and results are pending. During the quarter, the Company discovered extensions to the known systems that extend to the limit of existing land claims. Stream sediment sampling also indicated that drainages off existing land claims could host mineralization. Subsequently, the Company has also submitted an application to register an additional 36,750 hectares of exploration property located to the northwest of the Guadalupe y Calvo San Luis claim, an area not previously staked.

CONSOLIDATED EXPENSES

(in thousands)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
		JUNE 30, 2008		JUNE 30, 2008
	JUNE 30, 2009	(RESTATED)(1)	JUNE 30, 2009	(RESTATED)(1)
General and administrative	$6,464	$7,580	$15,924	$12,594
Amortization and depletion	$10,195	$10,827	$19,840	$19,785

(1) See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico. General and administrative costs decreased by $1.1 million when compared to the second quarter of 2008 largely due to a reduction in travel costs, legal fees and other miscellaneous costs, offset by increased stock-based compensation. General and administrative costs include stock-based compensation and share-based bonuses payable, both largely non-cash expenses, that totaled $1.4 million in the second quarter of 2009 (2008 - $0.5 million). General and administrative costs increased in the first half of 2009 by $3.3 million compared to the first half of 2008. The increase in costs is due to higher performance-based and share-based compensation costs in the first quarter of 2009 resulting from the 2008 incentive program, offset by the $1.1 million decline in general administration costs during the second quarter of 2009 mentioned previously.

Amortization and depletion, which primarily relates to mining activities, was $10.2 million for the second quarter of 2009 compared to $10.8 million in the second quarter of 2008. This expense declined 6% quarter over quarter due to the significant decline in production in the second quarter of 2009, offset by the additional amortization and depletion recorded on capital expenditures during the quarter. Year-to-date amortization and depletion was consistent with the first half of 2008, despite declining production, as a result of capital expenditures over the past year. In addition, straight-line amortization continues to be recorded for all on-site property, plant and equipment.

CONSOLIDATED OTHER INCOME / (EXPENSE)

(in thousands)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
		JUNE 30, 2008		JUNE 30, 2008
	JUNE 30, 2009	(RESTATED) (1)	JUNE 30, 2009	(RESTATED)(1)
Interest on long-term debt	$(973)	$(347)	$(1,908)	$(917)
Foreign exchange loss	$(7,043)	$(2,010)	$(5,095)	$(3,076)
Interest and other income	$205	$99	$389	$173
(1) See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

Interest on long-term debt increased by $0.7 million in Q2 2009 compared to Q2 2008, and by $1 million year-to-date compared to the same period in 2008, primarily as a result of higher borrowing costs experienced during 2009 versus 2008, and the amortization of transaction costs incurred on the renegotiation of the Company’s credit facility in the fourth quarter of 2008. When the credit facility was renegotiated in November of 2008, applicable interest rates under the renewed facility were higher than under the one previously negotiated in November of 2007. This was a reflection of the financial distress in the debt markets at the point of renegotiation and has led to higher interest expense in the first half of 2009.

Foreign exchange losses increased by $5.0 million, from a loss of $2.0 million in 2008 to a loss of $7.0 million in 2009, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The Mexican peso and Canadian dollar strengthened against the US dollar in the second quarter of 2009 as compared to the first three months of 2009, but have not yet fully recovered from the devaluation that occurred in the latter half of 2008. Year-to-date foreign exchange losses increased by $2.0 million to $5.1 million in 2009 due to the second quarter currency movements previously mentioned, partially offset by fluctuations in the prior quarter where the peso and Canadian dollar weakened versus the US dollar. Volatility in peso and Canadian dollar exchange rates has caused continued foreign exchange fluctuations, primarily as a result of the Company’s future income tax liabilities which are denominated in Canadian dollars and Mexican pesos and that are translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses as a result of changes in the Canadian dollar and the Mexican peso versus the US dollar.

16

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company earned interest on short-term investments and other income of $0.2 million during Q2 2009 and $0.4 million during the first half of 2009, both of which have increased over 2008 due to the Company maintaining a higher average cash balance year-to-date.

CONSOLIDATED INCOME TAX EXPENSE

During the quarter ending June 30, 2009, the Company incurred current tax expense of $0.1 million and future income tax expense of $3.1 million, versus current tax expense of $1.5 million and future tax expense of $1.1 million in Q2 2008. Year-to-date, current tax expense decreased by $1.5 million to $1.8 million and future income tax increased by $1.3 million to $4.3 million, when compared to the same period in the prior year. These quarterly and year-to-date increases in future and current income tax expense are primarily a result of the impact of the Mexican Single Rate Tax on the Company’s Mexican subsidiaries. Under this tax regime, the Company’s Mexican subsidiaries pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Company’s revenues less certain deductions, all determined on a cash basis. The Company pays the Single Rate Tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. During the six months ended June 30, 2009, the Company was subject to the Single Rate Tax.

FINANCIAL CONDITION

(in thousands)

	AS AT	AS AT	AS AT
	JUNE 30, 2009	MARCH 31, 2009	DECEMBER 31, 2008
		(RESTATED)(1)	(RESTATED)(1)
Current assets	$107,896	$100,528	$79,469

Current assets have increased as a result of improved cash balances resulting from increased operating cash flow, proceeds received in a sale- leaseback transaction, and proceeds received upon the exercise of stock options during the first half of 2009. Current assets have also increased as a result of higher ore in process inventory balances.

Long-term assets	726,786	718,844	715,709	Long-term assets increased in the first half of 2009 as a result of capital acquisitions partially offset by amortization and depletion.
Total assets	$834,682	$819,372	$795,178
Total current liabilities	$75,300	$74,455	$61,318	Current liabilities have increased due to an increase in payables and accruals, and an increase in the amount of the credit facility payable over the next year.
Total long-term liabilities	101,941	90,628	95,250	Long-term liabilities have increased due to increased capital lease obligations and an increase in future income tax differences. This is partially offset by debt being reclassified to current.
Total liabilities	$177,241	$165,083	$156,568
Shareholders’ equity	$657,441	$654,289	$638,610	Shareholders’ equity increased in the first half of 2009 due to exercises of stock options which increased the capital stock balance, partially offset by net losses year to date.

(1) See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

IMPACT OF KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The price of gold and silver is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control.

Like many corporations worldwide, the Company experienced challenges in the second half of 2008 and into 2009 as a result of the significant economic downturn and financial uncertainty that followed the decrease in bank liquidity and resulting credit crisis. In particular, volatility in the price of gold and silver has had a direct impact on the Company’s revenues and cash flows, while the recent devaluation of the Mexican peso against the US dollar has positively affected the Company’s operating costs and capital expenditures. Furthermore, credit markets have tightened, impacting the cost and availability of external funding. In response to these conditions, the Company has undertaken a number of initiatives to contain costs and prioritize and delay capital expenditures until global economic markets stabilize.

17

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

In the second quarter of 2009, the price of gold experienced some volatility, averaging $922 per ounce, with daily spot price closings between $870 and $982 per ounce. The price of silver also fluctuated in the second quarter of 2009, averaging $13.73 per ounce, and closing between $11.98 and $15.97 per ounce.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at June 30, 2009 was $22.0 million, a significant increase over the balance as at the end of 2008 of $3.3 million. Factors that can impact on the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs and exploration expenditures, and currencies.

CASH FLOW
(in thousands)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2009	JUNE 30, 2008	JUNE 30, 2009	JUNE 30, 2008
Cash flow from operating activities	$13,715	$24,342	$32,746	$38,897
Cash flow used in investing activities	(21,072)	(20,668)	(28,411)	(34,133)
Cash flow from / (used in) financing activities	4,622	(2,832)	14,358	(258)
Increase / (decrease) in cash and cash
equivalents	(2,735)	842	18,693	4,506
Cash and cash equivalents, beginning of period	24,686	7,373	3,258	3,709
Cash and cash equivalents, end of period	$21,951	$8,215	$21,951	$8,215

Operating activities contributed $13.7 million during the second quarter of 2009 compared to the same period in 2008, when operating activities contributed cash flows of $24.3 million. This decline of $10.6 million, or 44%, resulted from a 29% decline in metal production and 20% decline in silver prices, combined with increased cash payments compared to the prior quarter, related to the timing of amounts payable by the Company. Year-to-date operating cash flow declined by $6.2 million year-over-year also due to the weakening of the silver price and declines metal production, offset by an increase in net working capital.

Investing activities for the quarter ended June 30, 2009 used cash of $21.1 million as a result of capitalized stripping and development on mining interests, and expenditures on property, plant and equipment, which compared to $20.7 million in Q2 2008. Current quarter expenditures were largely for the purpose of the new heap leach stacking system, completion of the 20 megawatt power line, development in the underground, exploration drilling, and capitalized stripping activities in the open pit. As of June 30, 2009 the Company had committed to purchase $1.4 million in property, plant and equipment that will be financed by operating cash flow, and will be delivered throughout the third quarter of 2009. Year-to-date cash used in investing activities declined by $5.7 million year-over-year due to $7.2 million in proceeds received in the first quarter upon the sale of certain pieces of equipment, which were subsequently leased back, offset by increased capital expenditures.

Financing activities for Q2 2009 contributed cash of $4.6 million compared to 2008, when financing activities used $2.8 million. The $7.4 million increase in cash flow from financing activities in Q2 2009 resulted from greater proceeds on the exercise of stock options of $2.7 million and a Q2 2008 repayment of debt of that reduced Q2 2008 financing cash flow by $5.0 million. Year-to-date cash contribution from financing activities was $14.4 million, a $14.6 million increase over the prior year. This increase was predominantly due to increased proceeds of $13.3 million received on the exercise of stock options.

CREDIT FACILITY

On November 28, 2008, the terms of the Company’s $60 million revolving credit facility with a lending syndicate comprised of the Bank of Nova Scotia and the Bank of Montreal were revised and extended. Under the terms of the revised agreement, the Company has access to a $50 million credit facility comprised of a $30 million non-revolving term credit facility and a $20 million revolving term credit facility. The non-revolving facility is repayable in three installments ending on December 31, 2009 while the revolving facility matures on November 27, 2009 and may be renewed at the sole discretion of the lenders. As at June 30, 2009, the Company had a balance of $30 million outstanding on the non-revolving facility, had withdrawn $7.38 million against the revolving facility, and had a $1 million letter of credit against the revolving facility, for a total of $38.38 million outstanding.

18

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

At the end of the first quarter, the Company was not in compliance with one of the March 31, 2009 covenants on its credit facility and therefore did not have access to the undrawn balance. In June 2009, the Company renegotiated the credit facility to restore access to the undrawn balance with the loan covenant breach being waived and any resulting restrictions that were imposed being removed. The revised agreement amended the amortization repayment schedule and removed production and cash operating covenants. The credit facility is still subject to certain amended financial covenants and is still secured by a first-ranking lien on all present and future assets, property and undertaking of the Company.

LIQUIDITY OUTLOOK

The global credit and financial markets are continuing to experience an unprecedented downturn that is negatively impacting nearly all businesses, including gold and silver mining operations. Some of the key effects that are directly impacting the Company are the higher costs and reduced availability of funding, currency devaluations, and volatility in global equity, commodity, foreign exchange and precious metals markets. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold and silver. The Company has reviewed its cash generating potential, and cash utilization and working capital requirements in light of the current economic circumstances, the results of which are discussed below.

Improving the Company’s liquidity position was a key focus in 2008 and remains a key focus in 2009. Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Due to the current economic environment and fluctuating commodity prices, the Company is highly focused on preserving cash and identifying sources of cash inflows. In an effort to preserve cash, the Company has reduced capital expenditures and operating costs where appropriate.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, seeking flexibility in financing arrangements, and expects to build and maintain a cash reserve in 2009. During the first half of 2009, management undertook various initiatives to manage operating and liquidity risks, taking into account the current economic conditions, including:

  Continued implementation of cost reduction initiatives, including employee and contractor reductions at the El Cubo mine, renegotiation of key supplier contracts, and more rigorous cost management through improved approval processes;
  Negotiating the sale of certain pieces of equipment and subsequently leasing them back;
  Actively managing the Company’s working capital by ensuring sufficient cash is available to support management objectives, while continuing to meet obligations; and
  Deferring a number of capital programs at the Ocampo mine to 2010, and deferring drilling at Guadalupe y Calvo and the El Cubo mine until the global economic market has stabilized.

The Company’s capital expenditures in the second quarter exceeded operating cash flow by $6.9 million, however the Company forecasts a return to positive net free cash flow for the remainder of 2009 partially due to the resolution of the El Cubo strike action and the revised collective agreement that is expected to positively impact productivity in future quarters. The extent of cash flows generated from operations will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, and total production. As at June 30, 2009, the Company has a balance of $22.0 million in cash and cash equivalents.

In accordance with the terms of the revised credit facility agreement, the Company is required to make $30.0 million in principal repayments on its non-revolving facility in 2009. This facility also includes a clause whereby the Company is required to make additional prepayments on the overall credit facility balance equal to 75% of its excess cash flow in the three months ending September 30, 2009, and each fiscal quarter thereafter. Excess cash flow has been defined as cash flow from operations determined in accordance with Canadian generally accepted accounting principles, less scheduled interest and principal payments, cash taxes, capital and exploration expenditures, and general and administrative expenditures. Prepayments are also required for 75% of the aggregate proceeds in excess of $10 million from any sales, assignments, leases, conveyances, transfers or other dispositions of secured assets. In addition, the overall credit facility is subject to certain quarterly financial covenants. On July 2, 2009, the Company made $15 million in debt repayments, $7.5 million of which was funded through cash. The remainder was funded through a draw on the revolving portion of the credit facility.

The Company has total commitments relating to future capital expenditures of $1.0 million as at August 11, 2009.

The Company always attempts to target the best sources of funding to supplement operating cash flows and finance the Company’s development, while optimizing the Company’s capital structure through the appropriate mix of capital. The operational turn-around that is underway at Ocampo, combined with the solid contributions from El Cubo, are expected to continue strengthening the Company’s balance sheet and liquidity position. In today’s metal price environment, the Company anticipates that funding from existing cash reserves and operating cash flows should be sufficient to fund the Company’s anticipated working capital requirements, growth plans and debt repayments in 2009.

19

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at June 30, 2009 is summarized as follows:
(in thousands)
	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	GREATER THAN 5 YEARS
Payables and accruals	$34,062	$34,062	$-	$-	$-	$-
Long-term debt	37,459	37,443	16	-	-	-
Interest on long-term debt	425	425	-	-	-	-
Capital leases	7,310	2,792	4,518	-	-	-
Long-term obligation	8,477	1,811	2,222	1,111	1,111	2,222
Future purchase commitments	1,420	1,420	-	-	-	-
Total	$89,153	$77,953	$6,756	$1,111	$1,111	$2,222

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at June 30, 2009:
				JUNE 30, 2009		DECEMBER 31, 2008

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A”
      preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B”
      preferred shares, redeemable at paid-in value

Issued: Common shares	123,516,471	120,040,768

At August 11, 2009, the Company had common shares outstanding of 124,116,743.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

The Company can manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. Gammon’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties below.

During the quarter, the Company purchased option contracts to hedge against the risk of an increase in the value of the Mexican Peso versus the United States Dollar. These option contracts have been designated as hedges for accounting purposes. These contracts will hedge a portion of Company’s currency risk when paying costs denominated in Mexican pesos. Options with settlement dates in the second half of the year were purchased and give the Company the right to purchase USD $1,000 of pesos at a strike price of 14 pesos to 1 US dollar on each date. The total premium paid for these options was $377, and as at the end of June 30, 2009 the fair value of the options was $367, with the $10 unrealized loss recognized in accumulated other comprehensive income (AOCI). Upon exercise or expiry of an option, the cumulative gain or loss within AOCI will be reclassified to inventory to be recognized in income at the same time as the related production cost.

The fair value of these options was determined by the use of an option-pricing model using observable market assumptions. The Company did not make any significant assumptions when determining the fair value of the options at June 30, 2009.

20

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSACTIONS WITH RELATED PARTIES

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

(in thousands)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2009	JUNE 30, 2008	JUNE 30, 2009	JUNE 30, 2008
Production costs – labour(1)	$7,983	$8,821	$16,642	$17,651
Mining interests – labour(1)	$2,074	$398	$2,502	$692
Production costs – mine consumables(2)	$4,829	$3,084	$8,646	$4,462
(1)	The Company pays a third party company owned by the brother of Mr. Fred George, a director of the Company, for the provision of workers in Mexico at cost plus 8-10%.

(2)

The Company pays two third party companies owned by the father of Mr. Canek Rangel, a director of the Company, for the provision of lubricant and fuel. The Company is confident these costs are at fair market value as the prices of these consumables are regulated in Mexico.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

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2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2009	JUNE 30, 2008	JUNE 30, 2009	JUNE 30, 2008
		(RESTATED)(3)		(RESTATED)(3)
Production costs per financial statements	$22,451	$35,998	$45,546	$60,690
Refining costs per financial statements	794	419	1,357	793
Less: Costs incurred during union strike	(1,905)	-	(1,905)	-
Total cash costs	$21,340	$36,417	$44,998	$61,483
Divided by gold equivalent ounces sold(1)	47,081	72,694	99,086	127,793
Total cash cost per gold equivalent ounce	$453	$501	$454	$481
Total cash costs (per above)	$21,340	$36,417	$44,998	$61,483
Less: Silver revenue (see below)	(15,301)	(25,894)	(31,634)	(47,982)
	$6,039	$10,523	$13,364	$13,501
Divided by gold ounces sold	30,461	44,273	64,896	75,728
Total cash cost per gold ounce(2)	$198	$238	$210	$178
Average realized silver price	$13.71	$17.44	$13.13	$17.55
Multiplied by silver ounces sold	1,116,067	1,484,763	2,387,821	2,733,357
Silver revenue	$15,301	$25,894	$31,364	$47,982

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.
(3)	See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for Management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2009	JUNE 30, 2008	JUNE 30, 2009	JUNE 30, 2008
Cash flows from operating activities	$13,715	$24,342	$32,746	$38,897
Less: Capital expenditures	(20,637)	(20,043)	(35,751)	(33,006)
Net free cash flow	$(6,922)	$4,299	$(3,005)	$5,891

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to Gammon. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form which is available on the Company’s website at www.gammongold.com or on SEDAR at www.sedar.com.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and to expand mineral reserves at existing mines.

22

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization could be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company is required to maintain effective internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and related regulations. Any material weakness in internal control over financial reporting that needs to be addressed, disclosure of management’s assessment of our internal control over financial reporting, or disclosure of the public accounting firm’s report on internal control over financial reporting that reports a material weakness in internal control over financial reporting may reduce the price of the Company’s common shares. In connection with the audit of the consolidated financial statements for the year ended December 31, 2008, the Company and its independent registered public accounting firm identified a deficiency in internal control over financial reporting that was a “material weakness” as defined by standards established by the Public Company Accounting Oversight Board. The deficiency resulted in the correction of the translation of certain foreign currency balances into United States dollars and the reversal of previously recorded net realizable value adjustments on inventory balances. The Company has restated its consolidated financial statements for the year ended December 31, 2008 to correct the accounting treatment for these items. However, there can be no assurance that the Company’s remediation of internal control over financial reporting relating to the identified material weakness will re-establish the effectiveness of internal control over financial reporting or that the Company will not be subject to material weaknesses in the future.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

The Company restated its consolidated financial statements and other financial information for the year ended December 31, 2008 with respect to the foreign currency translation of certain balances into United States dollars and the reversal of previously recorded net realizable value adjustments on inventory balances. The restatement of prior financial statements may expose the Company to risks associated with litigation, regulatory proceedings and government enforcement actions, including the risk that the SEC may disagree with the manner in which the Company has accounted for and reported the financial impact.

23

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FOREIGN OPERATIONS

All of the Company’s property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Company’s projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

UNCERTAINTY OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The price of gold and silver has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

24

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company presently does not employ any hedging instruments to manage its commodity price risk.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At June 30, 2009, the Company had $37.38 million of variable rate debt which carries an interest rate of LIBOR plus 4.25% for LIBOR loans, prime rate plus 3.25% for one-month BA Schedule I rate plus 4.25% for Prime Rate Loans, or Alternate Base Rate Canada plus 3.25% or one-month LIBOR plus 4.25% for Base Rate Canada Loans. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

FOREIGN CURRENCY EXCHANGE RATE RISK

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

CHANGES IN ACCOUNTING POLICIES

(i) EIC-174, Mining Exploration Costs

Effective March 27, 2009, the Company adopted EIC 174, Mining Exploration Costs. This abstract provides additional guidance on determining when exploration costs related to mining properties can be capitalized as well as clarification on impairment indicators for exploration costs that have previously been capitalized. This abstract did not have any effect on the Company’s financial results.

(ii) Section 3064, Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This new standard did not have any effect on the Company’s financial results.

(iii) EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract requires that credit risk be taken into account in determining the fair value of financial instruments and financial liabilities, including derivative instruments. This new standard did not have any effect on the Company’s financial results.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i) Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

25

2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(ii) Section 3862, Financial Instruments – Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These amendments are effective for the Company on December 31, 2009.

(iii) International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company has developed a three phase changeover plan to adopt IFRS by 2011 as follows:

  Phase 1 – Scope and Plan: This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company.

  Phase 2 – Design and Build: The second phase includes the detailed review, documentation and selection accounting policy choices relating to each IFRS standard. This phase will also include assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting, and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered, and draft financial statements and note disclosures will be prepared.

  Phase 3 – Implement and Review: The final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation and testing of new processes, systems and controls, and the execution of detailed training where required.

As at December 31, 2008, the first phase of the Company’s IFRS project was completed. An IFRS implementation team has been created, and third party advisors have been engaged to assist in this project. The Company determined that the most significant impact of the IFRS conversion will be the implementation of International Accounting Standard 16 – Property, Plant and Equipment (IAS 16). This standard requires the componentization of the Company’s fixed assets where the useful lives of components are different than the overall asset. In addition, the International Accounting Standards Board currently has an Extractive Activities project underway to develop accounting standards for extractive activities. It is expected that a discussion paper will be released in late 2009, and that final standards will not be issued until after the Company implements IFRS in 2011. Therefore, the Company’s accounting policies specific to mining and related activities may be impacted once final IFRS standards are released on this topic, subsequent to IFRS adoption. At this time, the impact on the Company’s financial position and results of operation is not reasonably determinable or estimable for any of the IFRS conversion impacts identified.

The Company is in the second phase of the project, and is currently evaluating the specific impacts of IFRS, and developing recommendations and accounting policies. The preliminary timeline is to complete the second phase of the project during 2009 and the third phase during the first half of 2010.

SUBSEQUENT EVENT

On July 2, 2009, the Company made $15 million in debt repayments, $7.5 million of which was funded through cash. The remainder was funded through a draw on the revolving portion of the credit facility.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

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2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(i) Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserve and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve and resources estimates to substantially change from period to period. Actual production could differ from expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold prices.

Effective April 1, 2008, the Company changed its estimate of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Previously, the Company estimated the useful life based on proven and probable reserves to be mined. During the second quarter, the Company reviewed the appropriateness of its current estimate, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization expected to be classified as reserves. Consistent with Section 1506, Accounting Changes, the change in estimate was applied prospectively.

(iii) Goodwill and long-lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit’s goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

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2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors. A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

(iv) Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company’s defined pension and employee future benefit obligations. Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

(v) Future income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements. Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If it is determined that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance is recorded. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

(vi) Asset retirement obligations

Asset retirement obligations (“AROs”) arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of an ARO in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 20 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

CONTROLS AND PROCEDURES

(i) Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2008 an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of theeffectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2008.

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2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

In connection with the restatement of the December 31, 2008 financial statements, management, with the participation of the Chief Executive Officer and the Chief Financial Officer, re-evaluated the effectiveness of disclosure controls and procedures. Based on the reassessment, the Chief Executive Officer and Chief Financial Officer have concluded that as of June 30, 2009, the Company’s disclosure controls and procedures were not effective because of the material weakness in internal controls over financial reporting described below.

(ii) Management’s Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Management is furthermore responsible for the evaluation of the effectiveness of internal control over financial reporting for the year ended December 31, 2008. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of December 31, 2008, management evaluated the effectiveness of the Company's internal control over financial reporting. In making this evaluation, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Gammon’s management assessment, management concluded that the Company’s design and operating effectiveness of internal control over financial reporting was effective as at December 31, 2008. No material weaknesses were identified by management during this evaluation.

Based upon its assessment, management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective. However, during the preparation of the June 30, 2009 interim financial statements the Company determined that a restatement of its previously issued financial statements was necessary. As a result of the financial statement restatement, the Company reassessed its internal control over financial reporting and determined that a material weakness existed at December 31, 2008.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in internal control over financial reporting as of December 31, 2008 existed as management did not maintain effective monitoring controls and procedures over the foreign currency translation of selected accounts or the recognition of net realizable value adjustments on inventory balances. Specifically, management did not maintain effective monitoring controls and procedures to provide reasonable assurance that inventory balances were translated in accordance with GAAP, or that previously recognized net realizable value adjustments were reversed as required upon initial adoption of Section 3031, Inventories. The material weakness resulted in the restatement of the Company’s previously issued consolidated financial statements as of December 31, 2008 to correct reported inventories, deficit, production costs, amortization and depletion, foreign exchange gains, and future income tax expense in such consolidated financial statements.

As a result of the aforementioned material weakness as of December 31, 2008, management has concluded that, as of June 30, 2009, the Company’s internal control over financial reporting was not effective.

KPMG LLP, an independent registered public accounting firm audited the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008.

(iii) Remediation of Material Weakness in Internal Control over Financial Reporting

Management has engaged in, and continues to engage in, efforts to address the material weakness in internal control over financial reporting identified above, by performing a thorough review of the Company’s translation of foreign currency balances in accordance with GAAP and by reviewing previously recorded net realizable value adjustments to ensure all appropriate reversals are recorded. Management will also amend period close procedures to include procedures to monitor foreign currency translation and inventory net realizable value adjustments.

(iv) Change in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended June 30, 2009 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Subsequent to the quarter, in response to the material weakness identified above, management undertook the actions described above under “Remediation of Material Weakness in Internal Control over Financial Reporting”. Management believes that as a result of the actions taken to date, the interim financial statements together with the other financial information included in the interim filing, fairly presents, in all material respects, the Company’s financial condition, results of operations and cash flows for the periods contained therein.

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2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		Q2 2009		Q1 2009		Q4 2008		Q3 2008		Q2 2008		Q1 2008		Q4 2007		Q3 2007
				(RESTATED)(7)		(RESTATED)(7)		(RESTATED)(7)		(RESTATED)(7)		(RESTATED)(7)
Gold ounces sold		30,461		34,435		41,004		33,914		44,273		31,455		28,665		25,104
Silver ounces sold		1,116,067		1,271,754		1,534,318		1,338,864		1,484,763		1,248,594		1,183,729		1,068,809
Gold equivalent ounces sold(1)		47,081		52,005		60,662		56,573		72,694		55,099		49,969		44,863
Gold equivalency rate(2)		67		72		79		59		52		53		56		54
Gold ounces produced		31,115		36,829		43,768		34,096		43,465		33,099		27,571		26,444
Silver ounces produced		1,083,471		1,351,300		1,649,893		1,372,123		1,445,887		1,310,971		1,140,797		1,115,233
Gold equivalent ounces produced(1)		47,123		55,480		64,889		57,521		71,154		57,946		48,184		47,091
Revenue from mining operations		$43,326		$47,349		$48,262		$48,342		$64,550		$51,368		$39,700		$30,444
Production costs, excluding amortization and depletion		$22,451		$21,898		$22,804		$41,220		$36,303		$26,697		$33,511		$33,957
Restated adjustments		-		$1,197		$1,717		$1,220		$(305)		$(2,005)		-		-
As restated		$22,451		$23,095		$24,521		$42,440		$35,998		$24,692		$33,511		$33,957
Net earnings / (loss)		$(7,573)		$2,625		$21,757		$(6,529)		$6,522		$8,489		$(20,729)		$(44,835)
Restated adjustments		-		$245		$9,798		$3,076		$(1,674)		$(1,445)		-		-
As restated		$(7,573)		$2,873		$31,555		$(3,453)		$4,848		$7,044		$(20,729)		$(44,835)
Net earnings / (loss) per share, basic		$(0.06)		$0.02		$0.18		$(0.05)		$0.06		$0.07		$(0.19)		$(0.38)
Restated adjustments		-		-		$0.08		$0.03		$(0.02)		$(0.01)		-		-
As restated		$(0.06)		$0.02		$0.26		$(0.02)		$0.04		$0.06		$(0.19)		$(0.38)
Net earnings / (loss) per share, diluted(3)		$(0.06)		$0.02		$0.18		$(0.05)		$0.05		$0.07		$(0.19)		$(0.38)
Restated adjustments		-		-		$0.08		$0.03		$(0.01)		$(0.01)		-		-
As restated		$(0.06)		$0.02		$0.26		$(0.02)		$0.04		$0.06		$(0.19)		$(0.38)
Cash from / (used in) operations		$13,715		$19,031		$9,965		$7,071		$24,342		$14,555		$2,607		$(10,475)
Net free cash flow(4)		$(6,922)		$3,917		$(6,446)		$(10,353)		$4,299		$1,592		$(10,767)		$(36,648)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs, per gold equivalent ounce(4)		$453		$430		$387		$735		$505		$491		$676		$764
Restated adjustments		-		$23		$28		$22		$(4)		$(36)		-		-
As restated		$453		$455		$413		$757		$501		$455		$676		$764
Total cash costs, per gold ounce(4)		$198		$184		$192		$655		$245		$158		$589		$832
Restated adjustments		-		$37		$42		$36		$(7)		$(63)		-		-
As restated		$198		$221		$234		$691		$238		$95		$589		$832
Average realized gold price(5)		$920		$903		$796		$855		$897		$928		$795		$679
Average realized silver price(5)		$13.71		$12.63		$10.05		$14.46		$17.44		$17.69		$14.32		$12.54
Gold equivalent ounces sold (55:1)(6)		50,753		57,558		68,901		58,257		71,269		54,157		50,187		44,537
Gold equivalent ounces produced (55:1)(6)		50,814		61,398		73,766		59,044		69,754		56,935		48,313		46,721
Total cash costs per gold equivalent ounce (55:1)(6)		$420		$411		$364		$735		$511		$463		$673		$770
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q1 through Q4 2007 and Q3 2008 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 21.
(5)	Average realized prices are on a per ounce basis.
(6)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the Company’s long-term gold equivalency ratio of 55:1.
(7)	See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

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2009 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 2: Summary of Significant Accounting Policies to the financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company’s 40-F form filed with the U.S. Securities and Exchange Commission, which is available at www.edgar.com. The Company’s reporting currency is in United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; estimates regarding the future costs related to exploration at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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